Exhibit 99.1

NYSE to Commence Delisting Proceedings Against Farfetch Limited (FTCH)

NEW YORK, December 19, 2023 – The New York Stock Exchange (“NYSE”, the “Exchange”) announced today that the staff of NYSE Regulation has determined to commence proceedings to delist the Class A ordinary shares of Farfetch Limited (the “Company”) — ticker symbol FTCH — from the NYSE. Trading in the Company’s Class A ordinary shares will be suspended immediately.

NYSE Regulation has determined that the Company’s Class A ordinary shares are not suitable for listing pursuant to Section 802.01D of the NYSE Listed Company Manual. NYSE Regulation staff reached this decision in view of the Company’s Form 6-K disclosure on December 18, 2023 that a wholly owned subsidiary of the Company entered into agreements to obtain bridge financing and to facilitate a process to dispose of all of the Company’s assets. In connection with the entry into these agreements, all of the Company’s independent members of the board have resigned. The Company further disclosed that upon consummation of the sale of the Company’s assets, it expects that there will be no value remaining for the holders of its Class A and B ordinary shares and its convertible notes.

The Company has a right to a review of this determination by a Committee of the Board of Directors of the Exchange. The NYSE will apply to the Securities and Exchange Commission to delist the Company’s Class A ordinary shares upon completion of all applicable procedures, including any appeal by the Company of the NYSE Regulation staff’s decision.

Company Contact:

Investor Relations:

Alice Ryder

VP Investor Relations

IR@farfetch.com

NYSE Contact:

NYSE Communications

PublicRelations-NYSE@ice.com